July 6, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549-3628
Ms. Amanda Ravitz, Assistant Director

Re:	Neah Power Systems, Inc.
Request to Withdraw Registration Statement on Form S-1 (File No. 333-173789)

Dear Ms. Ravitz:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Neah Power Systems, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form S-1, as initially filed with the Commission on April 28, 2011, together with all exhibits and supplements thereto (the “Registration Statement”), with such request to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement covered the resale of certain shares of Company common stock, par value $0.001.  The Registration Statement is being withdrawn at the request of the Commission, which request was set forth in a comment letter dated May 4, 2011.

The Company acknowledges that no securities were offered or sold in connection with the Registration Statement. The Company respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest.

Please forward copies of the order consenting to the withdrawal of the Registration Statement as soon as it is available and please direct any questions you may have to Stephen Wilson, Chief Financial Officer of the Company at (425) 424-3324 ext. 112.

Thank you for your assistance in this matter.

Sincerely,

Neah Power Systems, Inc.
(Registrant)

By:	/s/ Gerard C. D’Couto
Gerard C. D’Couto
Chief Executive Officer